                                                            --------------------
                                 UNITED STATES              |   OMB APPROVAL   |
                      SECURITIES AND EXCHANGE COMMISSION    --------------------
                            Washington, D.C. 20549          |   OMB Number:    |
                                                            |    3235-0058     |
                                  FORM 12b-25               | Expires:         |
                                                            |    June 30, 1994 |
                          NOTIFICATION OF LATE FILING       | Estimated        |
                                                            | average burden   |
                                                            | hours per        |
(Check One):  [X] Form 10-K  [_] Form 20-F  [_] Form 11-K   | response....2.50 |
                     [_] Form 10-Q  [_] Form N-SAR          --------------------
                                                            --------------------
     For Period Ended:          July 31, 1997               | SEC FILE NUMBER  |
                      ------------------------------------  |     000-21535    |
     [_]  Transition Report on Form 10-K                    --------------------
     [_]  Transition Report on Form 20-F                    --------------------
     [_]  Transition Report on Form 11-K                    |   CUSIP NUMBER   |
     [_]  Transition Report on Form 10-Q                    |    XXXXXX XX X   |
     [_]  Transition Report on Form N-SAR                   --------------------

     For the Transition Period Ended:
                                     -------------------------------------------

================================================================================

 Read Instruction (on back page) Before Preparing Form. Please Print or Type.

NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.

================================================================================

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

--------------------------------------------------------------------------------
PART I--REGISTRANT INFORMATION
--------------------------------------------------------------------------------
Full Name of Registrant

PROSOFT I-NET SOLUTIONS, INC.
--------------------------------------------------------------------------------
Former Name if Applicable


--------------------------------------------------------------------------------
Address of Principal Executive Office (Street and Number)

233 N. BROADWAY
--------------------------------------------------------------------------------
City, State and Zip Code

SANTA ANA, CALIFORNIA 92706
--------------------------------------------------------------------------------

PART II--RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

       (a)  The reasons described in reasonable detail in Part III of this form
    |       could not be eliminated without unreasonable effort or expense;
    |  (b)  The subject annual report, semi-annual report, transition report
    |       on Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion thereof, will
[X] |       be filed on or before the fifteenth calendar day following the
    |       prescribed due date; or the subject quarterly report or transition
    |       report on Form 10-Q, or portion thereof will be filed on or before
    |       the fifth calendar day following the prescribed due date; and
    |  (c)  The accountant's statement or other exhibit required by
            Rule 12b-25(c) has been attached if applicable.

PART III--NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period. (ATTACH EXTRA SHEETS IF NEEDED)

     The Registrant's Annual Report on Form 10-K could not be timely filed because the Registrant is waiting for certain documentation from third parties to furnish its independent auditors in order to complete the Registrant's Annual Report on Form 10-K.
                                                 (ATTACH EXTRA SHEETS IF NEEDED)

                                                                SEC 1344 (11-91)

PART IV--OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

             BROOKS CORBIN                     714              953-1200
     ------------------------------------  ----------- -------------------------
                  (Name)                   (Area Code)     (Telephone Number)

(2)  Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or
     Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter) period that the
     registrant was required to file such reports) been filed?
     If the answer is no, identify report(s).                    [X] Yes  [_] No


     ---------------------------------------------------------------------------

(3)  Is it anticipated that any significant change in results of operations from the corresponding period for the last
     fiscal year will be reflected by the earnings statements to
     be included in the subject report or portion thereof?       [X] Yes  [_] No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                               SEE ATTACHMENT A
--------------------------------------------------------------------------------

                         PROSOFT I-NET SOLUTIONS, INC.
          ----------------------------------------------------------
                 (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date  OCTOBER 29, 1997                  By  /s/ BROOKS CORBIN
    ----------------------------------    --------------------------------------
                                                BROOKS CORBIN
                                                CHIEF FINANCIAL OFFICER

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

--------------------------------- ATTENTION ------------------------------------
|               INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT                 |
|        CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).          |
--------------------------------------------------------------------------------

                             GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 (17 CFR 240,12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5. Electronic Filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T.

                                 Attachment A

   Twelve Months Ended July 31, 1997 Compared to Eight Months Ended
July 31, 1996

      Revenues. Revenues for the twelve-month period ended July 31, 1997 were $3,483,140, compared with $907,772 for the eight-month period ended July 31, 1996. The increase in revenues is attributable to the increase in the number of students taking classes from the Company. This is a direct result of the expansion of the Company from six locations on July 31, 1996 to 34 locations on July 31, 1997.

     Cost of Services. The Company's cost of services includes the costs associated with course instructors, content developers, course materials and equipment and classroom facilities. Cost of services for the twelve-month period ended July 31, 1997 were $10,197,373 compared with $698,725 for the eight-month period ended July 31, 1996. This increase is primarily the result of an increased number of course events, a larger course library, and an increase in the number of and training of instructors and content developers in the twelve-month period ended July 31, 1997 compared to the corresponding period of the prior year.

     Sales and Marketing. Sales and marketing expense consists of salaries, commissions and travel-related costs of sales and marketing personnel, the costs of designing, producing and distributing direct mail marketing and media advertisements, and the costs of the information systems to support these activities. Sales and marketing expense for the twelve-month period ended July 31, 1997 were $4,918,942, compared with $426,221 for the eight-month period ended July 31, 1996. The increase in sales and marketing expense is due to an increase in marketing intended to reach a broader range of potential customers, to expand the Company's presence in certain U.S. cities and to communicate the availability of new course titles.

     General and Administrative. General and administrative expenses for the twelve-month period ended July 31, 1997 were $9,215,521, compared to $2,788,188 for the eight-month period ended July 31, 1996. This increase is primarily due to the continued buildup of the administrative staffing needed to support the expansion of sites and the growth in sales.

     Interest. Net interest income for the twelve-month period ended July 31, 1997 was $201,423, compared to net interest expense of $67,961 for the eight-month period ended July 31, 1996. Interest expense, which consists principally of interest paid on capital leases, increased for the twelve-month period ended July 31, 1997 due to an increase in the amount of equipment financed through capital leases. However, this increase was more than offset by interest earned from higher cash balances generated by the proceeds from private placements completed in late 1996 and early 1997.

     Net Loss. Net loss for the twelve-month period ended July 31, 1997 was $20,651,273, compared to $3,074,123 for the eight-month period ended July 31, 1996. The increase in net loss resulted from (i) increased staffing, (ii) the opening of new Training Centers without a corresponding increase in revenues,
(iii) the development of new courseware, and (iv) an increase in the Company's sales and marketing efforts.